P.E. 1/23/02

1157654
1-15234

02011492

JAN 2 3 2002

1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 23, 2002

Technip-Coflexip
(Translation of Registrant's Name Into English)

170 place Henri-Régnault
92973 Paris La Défense 6
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosure: Press release dated January 23, 2002 announcing the successful launch of a Euro 690 million convertible bond offer.

PRESS RELEASE WEBSITE VERSION

This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States.

TECHNIP-COFLEXIP
La Défense 6
170, place Henri Regnault
92973 Paris, France

Paris, January 23, 2002

TECHNIP-COFLEXIP successfully launches a Euro 690 million convertible bond offer

Yesterday morning TECHNIP-COFLEXIP successfully placed a Euro 690 million issue of bonds convertible into new shares or exchangeable into existing shares. An over-allotment option of 15% of the offering has also been granted to the joint-bookrunners.

The proceeds of the bonds will be used to refinance a substantial portion of the debt raised for the Coflexip acquisition last summer.

The bonds mature on January 1, 2007, and carry the following final terms and conditions:

Price:	*Euro 170, representing a premium of 28% (the higher end of the marketing range) based on an average share price during the morning of January 22, 2002*
Coupon:	*1% per annum*
Yield to maturity:	*3.25% (assuming no conversion or exchange)*

The issuance of the bonds will permit TECHNIP-COFLEXIP to substantially lower its interest payments, and therefore positively affect its cash position. It will also have a positive effect on the group's net income starting in 2002, and enhance the group's free cash flow and financial flexibility.

The convertible bond offer will also allow TECHNIP-COFLEXIP to broaden its investor base and lengthen the maturity profile of its debt.

If a bondholder exercises the option to convert or exchange the bonds, TECHNIP-COFLEXIP may elect to deliver either newly-issued shares or existing shares or any combination thereof.

Statements in this news release other than historical financial information are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as capital expenditures in the oil and gas industry, the timing of development of offshore energy resources, materialization of construction risks, the strength of competition, interest rate movements and stability in developing countries.

For more information please contact:

TECHNIP-COFLEXIP
La Défense 6
170, place Henri Regnault
92973 Paris, France:

Patrick Picard
Corporate Secretary

Tel: + 33 1 47 78 30 86
Fax: + 33 1 47 78 20 90

Miranda Weeks
Investor Relations Manager

Tel : + 33 1 55 91 88 27
Fax : + 33 1 55 91 87 11

Summary terms and conditions of the convertible bonds

Issuer	:	TECHNIP-COFLEXIP
Amount	:	Euro 690 million
Overallotment option	:	15%
Type	:	Bonds convertible or exchangeable into new or existing shares of TECHNIP-COFLEXIP
Coupon	:	1% per annum
Yield to maturity	:	3.25% (assuming no conversion or exchange)
Issue price	:	100.00%
Redemption price at maturity	:	111.81%
Conversion premium at issue	:	27.77%
Issuer call option	:	Callable from January 1, 2005 at accreted value, subject to share price being higher than 120% of such accreted value
Maturity	:	January 1, 2007